FORM OF SHARE PURCHASE AGREEMENT


         This Agreement is made as of the _____ day of , 1995 between The Pioneer Group, Inc., a Delaware corporation ("PGI"), and Pioneer Small Cap Fund, a Delaware business trust (the "Fund").

         WHEREAS, the Fund wishes to sell to PGI, and PGI wishes to purchase from the Fund, $100,000 of shares of beneficial interest of the Fund ( shares) at a purchase price of $ per share (collectively, the "Shares"); and

         WHEREAS, PGI is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by the Investment Company Act of 1940;

         NOW, THEREFORE, the parties hereto agree as follows:

         1. Simultaneously with the execution of this Agreement, PGI is delivering to the Fund a check in the amount of $100,000 in full payment for the Shares.

         2. PGI agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

         3. PGI further agrees that it may not withdraw the Shares from the Fund at a rate, which at any time during the Fund's first five years of operations, exceeds in the aggregate $1,666.67 per month.

         Executed as of the date first set forth above.

                                        THE PIONEER GROUP, INC.




                                        John F. Cogan, Jr.
                                        President


                                        PIONEER SMALL CAP FUND




                                        Joseph P. Barri
                                        Secretary